Exhibit 23.5

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of AFC Gamma, Inc. on Form S-11 of our report dated March 25, 2021, with respect to our audits of the consolidated financial statements of Acreage Holdings, Inc. as of December 31, 2020, and 2019 and for the years ended December 31, 2020, 2019 and 2018, which report appears in the Prospectus, which is part of this Registration Statement.  We also consent to the reference to our Firm under the heading “Independent Auditors” in the Registration Statement.

Our report on the consolidated financial statements refers to a change in the method of accounting for leases, effective January 1, 2019, due to the adoption of the guidance in Accounting Standards Codification Topic 842, Leases.

/s/ Marcum LLP

Marcum LLP
New York, NY
December 31, 2021